UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Amendment No. 3

SUCAMPO PHARMACEUTICALS, INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

864909106

(CUSIP Number)

DECEMBER 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

Check the following box if a fee is being paid with this statement. ☐

CUSIP No.: 864909106

(1)	Name of Reporting Person DR. SACHIKO KUNO*
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship JAPAN
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power 30,600,085(1)
(6) Shared Voting Power 0
(7) Sole Dispositive Power 30,600,085(1)
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 30,600,085(1)
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(11)	Percent of Class Represented by Amount in Row (9) 72.7%
(12)	Type of Reporting Person IN

*	This statement is filed jointly on behalf of Dr. Sachiko Kuno and her husband, Dr. Ryuji Ueno, pursuant to Rule 13d-1(k)(1). Dr. Kuno disclaims membership in a group with Dr. Ueno.

[1]

Includes 909,752 shares of Class A Common Stock and 26,191,050 shares of Class B Common Stock owned by S&R Technology Holdings, Inc., which is wholly owned by Dr. Kuno and her husband. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock without further consideration. Dr. Kuno disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein. Also includes 148,530 shares of Class A Common Stock and vested options to purchase an additional 128,000 shares of Class A Common Stock owned by Dr. Kuno’s husband. Dr. Kuno disclaims beneficial ownership of these shares. Also includes 600,566 shares of Class A Common Stock owned by S&R Foundation, of whose Board of Directors Dr. Kuno and her husband are each members. Dr. Kuno disclaims beneficial ownership of these shares. Also includes 2,485,150 shares of Class A Common Stock owned by R-Tech Ueno, Ltd. (“R-Tech”), a majority of whose capital stock is owned (directly and indirectly) by Dr. Kuno and her husband. R-Tech acquired these shares before the initial public offering of Sucampo Pharmaceuticals, Inc. Voting and dispositive power with respect to the shares owned by R-Tech is held by its board of directors. Dr. Kuno is the chairperson of the board of directors of R-Tech and one of its four directors. Pursuant to company policy, Dr. Kuno does not participate in any voting or investment decisions with regard to these shares. Dr. Kuno disclaims beneficial ownership of these shares.

CUSIP No.: 864909106

(1)	Name of Reporting Person DR. RYUJI UENO*
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship JAPAN
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power 30,600,085(2)
(6) Shared Voting Power 0
(7) Sole Dispositive Power 30,600,085(2)
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 30,600,085(2)
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(11)	Percent of Class Represented by Amount in Row (9) 72.7%
(12)	Type of Reporting Person IN

*	This statement is filed jointly on behalf of Dr. Ryuji Ueno and his wife, Dr. Sachiko Kuno, pursuant to Rule 13d-1(k)(1). Dr. Ueno disclaims membership in a group with Dr. Kuno.

[2]

Includes 909,752 shares of Class A Common Stock and 26,191,050 shares of Class B Common Stock owned by S&R Technology Holdings, Inc., which is wholly owned by Dr. Ueno and his wife. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock without further consideration. Dr. Ueno disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Also includes 52,037 shares of Class A Common Stock and a vested option to purchase an additional 85,000 shares of Class A Common Stock owned by Dr. Ueno’s wife. Dr. Ueno disclaims beneficial ownership of these shares. Also includes 600,566 shares of Class A Common Stock owned by S&R Foundation, of whose Board of Directors Dr. Ueno and his wife are each members. Dr. Ueno disclaims beneficial ownership of these shares. Also includes 2,485,150 shares of Class A Common Stock owned by R-Tech Ueno, Ltd. (“R-Tech”), a majority of whose capital stock is owned (directly and indirectly) by Dr. Ueno and his wife. R-Tech acquired these shares before the initial public offering of Sucampo Pharmaceuticals, Inc. Voting and dispositive power with respect to the shares owned by R-Tech is held by its board of directors. Dr. Ueno’s wife is the chairperson of the board of directors of R-Tech and one of its four directors. Pursuant to company policy, Dr. Ueno’s wife does not participate in any voting or investment decisions with regard to these shares. Dr. Ueno disclaims beneficial ownership of these shares.

Item 1	(a).	Name of Issuer

SUCAMPO PHARMACEUTICALS, INC.

Item 1	(b).	Address of Issuer’s Principal Executive Offices

4520 EAST-WEST HIGHWAY SUITE 300 BETHESDA, MD 20814

Item 2	(a).	Names of Persons Filing

DR. SACHIKO KUNO DR. RYUJI UENO

Item 2	(b).	Address of Principal Business Office or, if none, Residence

24687 YACHT CLUB ROAD ST. MICHAELS, MD 21663

Item 2	(c).	Citizenship

JAPAN

Item 2	(d).	Title of Class of Securities

CLASS A COMMON STOCK

Item 2	(e).	CUSIP No.

864909106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

Item 4.	Ownership

(a) Amount beneficially owned:

30,600,085(3)

(b) Percent of class:

72.7%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

30,600,085(3)

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

30,600,085(3)

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group

NOT APPLICABLE

Item 10.	Certifications

NOT APPLICABLE

[3]	See footnotes 1 and 2 on the cover pages to this schedule.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree that the above statement containing the information required by Schedule 13G with respect to the securities described therein is filed on behalf of each of us.

Dated: May 13, 2011	/s/ Sachiko Kuno
Dr. Sachiko Kuno

Dated: May 13, 2011	/s/ Ryuji Ueno
Dr. Ryuji Ueno